63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576



Date: 31 Oct 2006


SEC MAIL PROCESSING
RECEIVED
NOV 0 3 2006
WASH, D.C.
213
SECTION

...orate Finance
...ance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

PROCESSED
NOV 13 2006
THOMSON
FINANCIAL

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Immediate Report*	*17/10/06*	*1*
2.	*Immediate Report*	*16/10/06*	*2*
3.	*Immediate Report*	*24/10/06*	*3*
4.	*RE: Agreement*	*26/10/06*	*4*
5.	*Immediate Report*	*29/10/06*	*5*
6.	*Immediate Report*	*30/10/06*	*6*
7.	*Immediate Report*	*31/10/06*	*7*
8.	*Holding(s) in Company*	*31/10/06*	*8*
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 1

Date: 17 October 2006
Reference: 802/06


SEC MAIL PROCESSING
RECEIVED
NOV 0 3 2006
WASH, D.C.
213
SECTION

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully reports as follows:

On Monday, 16th October 2006 at around 6:00 p.m., notice was given to the Bank by the attorney for BH Israel LLC, which belongs to the core of control of the Bank (hereinafter: "BH Israel LLC").

In the notice given by BH Israel LLC, the Bank was advised as follows:

1. On Monday, 16th October 2006, BH Israel LLC borrowed 4,000,000 nominal value shares of the Bank, which were sold on the same day at an average price of 20.80.

2. The shares were taken on loan in order to be sold, and the transactions were carried out on the same day, so that at the end of the day there was no change in BH Israel's holdings of shares of the Bank.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Yoram Weissbrem Secretary of the Bank	**Sharona Tamir, Advocate** Deputy Secretary of the Bank

10.01 057004

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule Z

Date: 16 October 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730-1970, Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully notifies as follows:

1. On 16th October, 2006 at about 4:30 p.m., the Board of Directors of the Bank resolved as follows:

   1.1 To approve the sale, subject to obtaining the regulatory approvals, by Lahak – Mutual Funds Management Ltd. (hereinafter: "Lahak"), which is a wholly owned subsidiary company of the Bank (which presently has under management mutual funds to the extent of approximately NIS 12 billion), of the activity of managing mutual funds held by it, including the goodwill acquired by Lahak over the years in the field of mutual funds management, the whole of the rights and obligations of Lahak with regard to the management of the mutual funds of Lahak, including the right to receive all of the revenues arising therefrom, all of the foregoing to Pekan Plus Mutual Funds Ltd., which is a company belonging to the Prisma group. The consideration which Lahak expects to receive on account of the sale of the whole of the aforesaid rights and obligations is the sum of approximately NIS 150 million.

   1.2 To approve the sale, subject to obtaining the regulatory approvals, by Kovetz Provident Funds Management Company Ltd. (hereinafter: "Kovetz") which is a wholly owned subsidiary company of the Bank, of the activity of managing the provident funds specified below (which presently have under management approximately NIS 14 billion): Keren Or, Katzir, Kinnereth, Aluma, Teutza, Zahav Zehira BeHashkaot, Dynamit, Gevanim, Migvan Pitzuim, Kinnaroth and Marpeh Central Sick Pay Fund, including the goodwill acquired by Kovetz during the years of its activity, the whole of the rights and obligations of Kovetz with regard to the management of the aforesaid provident funds and the right to receive the fees for management of these provident funds, all of the foregoing to Prisma the New Provident Funds Company Ltd., which is a company belonging to the Prisma group. The consideration which Kovetz expects to receive on account of the sale of the whole of the aforesaid rights and obligations is the sum of approximately NIS 455 million.

2. The agreements for the sale by Lahak and Kovetz of the rights and obligations, as set forth in Clause 1 above, are expected to be signed in the near future, after finalization of the text thereof by the parties.

   As part of the transactions described above, the purchasers of the above assets are likely to conclude long term agreements with the Bank for the distribution of the Lahak mutual funds and of the aforesaid provident funds by the Bank and the provision of operational services and other services by the Bank to the purchasers.

3. Once the above mentioned agreements are signed, all of the necessary regulatory approvals obtained and the transactions completed, the Bank is expected to record a net profit totaling approximately NIS 89 million on account of the Lahak transaction as mentioned in Clause 1.1 above and a net profit totaling approximately NIS 267 million on account of the Kovetz transaction as mentioned in Clause 1.2 above.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Barry Ben Zeev	**Yoram Weissbrem**
Member of the Board of Management	Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 3

Date: 24 October 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Further to a telephone call from the Securities Authority, Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully notifies as follows:

1. Under an agreement made between the Bank and Summit, which is a private investment fund (hereinafter: "the Fund"), on 18th May, 2006 the Bank held a gathering of customers who belong to the "Platinum Banking" of the Bank (select customers of the Bank) and introduced to them the managers of the Fund who gave a review to those present of the nature of the Fund and the possibilities of making an investment in the Fund. It is to be noted that the treatment of the Fund and its introduction to "Platinum Banking" customers were carried on in a routine manner and in the usual way with reference to other funds, which the Bank introduces to its customers.

2. In close proximity of time to that gathering, a few customers of the Bank made an investment in the Fund; the last of them made his investment on 7th June, 2006.

3. Mr. Ofer Glazer was invited to participate in the gathering of 18th May, 2006, but was unable to do so. As far as is known to the Bank, Mr. Glazer first met with the managers of the Fund on 8th June, 2006. Again, as far as is known to the Bank, on 3rd July, 2006 an "agreement of principles" was signed between Mr. Ofer Glazer and the managers of the Fund regarding the possibility of his joining the Fund as an investor and partner; as far as is known, no investment was made and to the best of the Bank's knowledge Mr. Ofer Glazer has no investment in the Fund and no involvement in its management.

4. The Bank itself has not made any investment of its own in the Fund. A professional team of employees whose task it is, inter alia, to examine and recommend the making of investments of this type, but which is not authorized to reach decisions, formulated on 21st September, 2006 an internal recommendation to invest in the Fund the sum of 2 million Dollars. However, up to the date of publication of this report, the matter has not come up for discussion by the Board of Management of the Bank nor by the Board of Directors of the Bank and /or its committees, as is required under the procedures of the Bank for executing an investment in a fund of this type, and it goes without saying that no resolution was adopted to make an investment and no investment by the Bank in the Fund has been made.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Adv.	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 4

Date: 26 October 2006
Reference: 802/06

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the provisions of the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, and further to the immediate report delivered on 16th October, 2006, Bank Hapoalim B.M. (hereinafter: "the Bank") hereby respectfully notifies that on 26th October, 2006, at around 06:30 p.m., the following agreements were signed:

1. An agreement between Lahak – Mutual Funds Management Ltd, which is a wholly owned subsidiary company of the Bank, (hereinafter: "Lahak") and Pekan Plus Mutual Funds Ltd. (hereinafter: "Pekan Plus"), a company belonging to the Prisma group (hereinafter: "the Lahak Agreement").

   1.1 Under the Lahak Agreement, Lahak will sell to Pekan Plus, on the closing date of the transaction, the whole of the rights and obligations of Lahak with regard to the management of the mutual funds of Lahak, including the right to receive all of the revenues arising therefrom and the goodwill acquired by Lahak over the years in the field of Lahak mutual funds management, including the rights of use of the commercial name "Lahak".

   1.2 Under the Lahak Agreement, Pekan Plus takes upon itself to continue managing the Lahak mutual funds while performing all obligations under (a) the provisions of the existing management agreements (b) the provisions of the prospectuses and the public reports, as well as (c) the provisions of any law, all in accordance with the terms specified in the agreement.

   1.3 Due to the provisions of the Joint Investments Trust Law, 5754 – 1994 with regard to "limitation on market share" as it applies to a fund manager, if the overall volume of the funds of Pekan Plus on the closing date of the transaction according to the Lahak Agreement (namely: the whole of the Funds under the management of Pekan Plus including those the management of which is supposed to be purchased under the Lahak Agreement) exceeds the permitted market share, there is the possibility that Lahak continues to manage some of the Lahak funds so that Pekan Plus does exceed the "limitation on market share" (hereinafter: "the Excess Lahak Funds") for an additional period, at the end of which the management of the Excess Lahak Funds is to be transferred to Pekan Plus (if and in as much as the market share of Pekan Plus shall allow) or to another fund manager.

   1.4 The consideration which Lahak expects to receive on account of the sale of the whole of the aforesaid rights and obligations is the sum of approximately NIS 150 million.

   1.5 As part of the transaction described above, arrangements have been made, inter alia, for the distribution of the mutual funds being transferred as well as for the provision of various services by the Bank, on a long term basis, as an addition to previous agreements made between Pekan Plus and the Bank group for the purchase of the P.K.N. mutual funds.

   1.6 The completion of the transaction is subject to obtaining the required regulatory approvals, the approval of the trustee of the funds, as well as the fulfillment of all the suspensive conditions for the execution of the transaction of sale of Kovetz Provident Funds Management Company Ltd., details of which are given in Clause 2 below (hereinafter: "the Kovetz Agreement").

1.7 Pekan Plus may request that the agreement for the sale of the Lahak funds be consummated separately, upon the fulfillment of certain conditions, without being linked to the fulfillment of the "Kovetz" transaction. In such a case, Pekan Plus will deposit with a trustee the sum of NIS 50 million, to be forwarded to Lahak, as additional consideration if and in as much as the transaction of sale under the Kovetz Agreement is not executed by 20th April, 2007, except if the non-execution is due to a breach of Kovetz's obligations under the provisions of the Kovetz Agreement.

2. An agreement between Kovetz Provident Funds Management Company Ltd., which is a wholly owned subsidiary company of the Bank (hereinafter: "Kovetz") and Prisma the New Provident Funds Company Ltd., which is company belonging to the Prisma group (hereinafter: "the Purchaser") for the sale of the activity of managing the provident funds specified below (which presently have under management approximately NIS 14 billion): Keren Or, Katzir, Kinnereth, Aluma, Teutza, Zahav Zehira BeHashkaot, Dynamit, Gevanim, Migvan Pitzuim, Kinnaroth and Marpeh Central Sick Pay Fund, including the goodwill acquired by Kovetz during the years of its activity, the whole of the rights and obligations of Kovetz with regard to the management of the aforesaid provident funds and the right to receive the fees for management of these provident funds,

   2.1 The consideration which Kovetz expects to receive on account of the sale of the whole of the aforesaid rights and obligations is the sum of approximately NIS 455 million.
   2.2 As part of the transaction described above, the Purchaser is likely to conclude long term agreements with the Bank for the distribution of the aforesaid provident funds and the provision of operational services by the Bank.
   2.3 The conclusion of the transaction is subject to obtaining the required regulatory approvals. Furthermore, the transaction is subject to the amendment of the articles of the provident funds as provided in the agreement, the execution of a distribution and operation agreement with the Bank and the conclusion of the Lahak transaction.

3. Upon the conclusion of the Lahak transaction, the Bank is expected to record a net profit totaling approximately NIS 89 million.
   Upon the conclusion of the Kovetz transaction, the Bank is expected to record a net profit totaling approximately NIS 267 million.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Barry Ben-Zeev Member of the Board of Management	**Ilan Mazur, Adv.** Chief Legal Adviser

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel. 972-3-5673800, Fax. 972-3-5674370

Date: 29 October 2006
Reference: 802/06

Schedule 5

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Further to the immediate reports of 13th September, 2005 and 14th December, 2005, Bank Hapoalim B.M. (hereinafter – "the Bank") hereby notifies that on 26th October, 2006, in the late hours of the afternoon, the Board of Directors of the Bank approved the conclusion of the transaction for the purchase of the control of Bank Pozitif Ve Kalkinma Bankasi Anonim Sirketi (hereinafter - "Bank Pozitif", which in the past was called C Kredi Ve Kalkinma Bankasi Anonim Sirketi), from C Faktoring Anonim Sirketi, a company incorporated and registered in Turkey (hereinafter – "C Faktoring") through Tarshish – Hapoalim Holdings and Investments Ltd., a wholly owned subsidiary company of the Bank (hereinafter – "Tarshish").

The purchase will be carried out by way of investment in the capital of Bank Pozitif, in an amount in Turkish Lira equivalent to approximately 100 million US Dollars (subject to adjustments to be made on the completion date of the transaction), against the allotment of 643,963,480 shares of 10 Turkish Kurus (10YKR) n.v. each, which will constitute 57.55% of the means of control over Bank Pozitif.

Notwithstanding anything in the Bank's previous reports, at this stage, R P Explorer Master Fund will not make an investment in Bank Pozitif, since the licensing procedures pertaining thereto have yet to be completed. The balance of the holdings in Bank Pozitif will therefore remain in the hands of C Faktoring.

After the purchase, the equity capital of Bank Pozitif will total an amount in Turkish Lira equivalent to approximately 170 million US Dollars, and its assets will amount to the sum of Turkish Lira equivalent to approximately 350 million US Dollars.

Through its investment in Bank Positif, the Bank intends to develop activity in the area of corporate and retail banking in Turkey, in addition to developing its current areas of activity.

Furthermore, the Board of Directors of the Bank adopted a resolution to recommend to the Board of Directors of Bank Pozitif, that after the completion of the purchase of the control thereof as aforesaid, that Bank Pozitif enter into an agreement with Mr. Halit Cingillioglu, who is a related party to C Faktoring and the owner of a controlling interest in other companies of its group, according to which Bank Pozitif would purchase from Mr. Cingillioglu the entire means of control over Demir Kazakhstan Bank (hereinafter – "DKB"), for a consideration of some 24 million US Dollars, subject to adjustments to be made on the completion date of the transaction.

The equity capital of DKB presently totals approximately 14 million US Dollars.

The transaction for the purchase of DKB, in all its details, if entered into, will be subject to the fulfillment of various conditions precedent, including the receipt of the approvals of the competent authorities in Israel, Turkey and Kazakhstan.

Yours faithfully,
Bank Hapoalim B.M.

(-)	(-)
Alberto Garfunkel Member of the Board of Management	**Moriah Hoftman-Doron, Adv.** Deputy Chief Legal Adviser

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 6

Date: 30 October 2006
Reference: 802706


SEC MAIL PROCESSING
RECEIVED
NOV 03 2006
WASH. D.C.
213
SECTION

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully reports as follows:

On Sunday, 29th October 2006 at around 6:00 p.m., notice was given to the Bank by the attorney for BH Israel LLC, which belongs to the core of control of the Bank (hereinafter: "BH Israel LLC").

In the notice given by BH Israel LLC, the Bank was advised as follows:

1. On Sunday, 29th October 2006, BH Israel LLC borrowed 1,000,000 nominal value shares of the Bank, which were sold on the same day at an average price of 2137.9939.
2. The shares were taken on loan in order to be sold, and the transactions were carried out on the same day, so that at the end of the day there was no change in BH Israel LLC's holdings of shares of the Bank.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Yoram Weissbrem Secretary of the Bank	**Sharona Tamir, Advocate** Deputy Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 7

Date: 31 October 2006
Reference: 802/06


SEC MAIL PROCESSING
RECEIVED
NOV 0 3 2006
WASH, D.C.
213
SECTION

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730 – 1970, Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully reports as follows:

On Monday, 30th October 2006 at around 7:30 p.m., notice was given to the Bank by the attorney for BH Israel LLC, which belongs to the core of control of the Bank (hereinafter: "BH Israel LLC").

In the notice given by BH Israel LLC, the Bank was advised as follows:

1. On Monday, 30th October 2006, BH Israel LLC borrowed 775,375 nominal value shares of the Bank, which were sold on the same day at an average price of 2147.4167.
2. The shares were taken on loan in order to be sold, and the transactions were carried out on the same day, so that at the end of the day there was no change in BH Israel LLC's holdings of shares of the Bank.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Yoram Weissbrem Secretary of the Bank	**Sharona Tamir, Advocate** Deputy Secretary of the Bank

Bank Hapoalim B.M.

Schedule 8

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 31/10/2006
Reference: 2006-01-122380

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.28	16.28
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.95	5.95
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
9	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	121,786,686	9.66	9.66	9.57	9.57

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*

4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *121,646,086*
Change in Quantity of Securities: *140,600*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance, 88,374,970 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.